72.U
The figure entered in response to this question is the amortization of offering costs expense for the period. The offering costs are being amortized over a 12 month period as of August 31, 2005 in accordance with Statement of Position 98 5, Reporting on the Costs of Start Up Activities.




77.E
Regulatory matters and litigation

Putnam Management has entered into agreements with the Securities and Exchange Commission and the Massachusetts
Securities Division settling charges connected with excessive short term trading by Putnam employees and, in the case of the charges brought by the Massachusetts
Securities Division, by participants in some Putnam administered 401(k) plans. Pursuant to these settlement agreements, Putnam Management will pay a total of $193.5 million in penalties and restitution, with $153.5 million being paid to shareholders and the funds. The restitution amount will be allocated to shareholders pursuant to a plan developed by an independent consultant, with payments to shareholders following approval of the plan by the SEC and the Massachusetts Securities Division.

The Securities and Exchange Commissions and Massachusetts
Securities Divisions allegations and related matters also serve as the general basis for numerous lawsuits, including purported class action lawsuits filed against Putnam
Management and certain related parties, including certain
Putnam funds. Putnam Management will bear any costs incurred by Putnam funds in connection with these lawsuits.
Putnam Management believes that the likelihood that the pending private lawsuits and purported class action lawsuits will have a material adverse financial impact on the fund is remote, and the pending actions are not likely to materially affect its ability to provide investment management services to its clients, including the Putnam funds.

Putnam Management and Putnam Retail Management are named as defendants in a civil suit in which the plaintiffs allege that the management and distribution fees paid by certain
Putnam funds were excessive and seek recovery under the Investment Company Act of 1940. Putnam Management and
Putnam Retail Management have contested the plaintiffs claims and the matter is currently pending in the U.S.
District Court for the District of Massachusetts. Based on currently available information, Putnam Management believes that this action is without merit and that it is unlikely to have a material effect on Putnam Managements and Putnam
Retail Managements ability to provide services to their clients, including the fund.